UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11‑K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2018

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1‑11846

A.    Full title of the Plan:

APTARGROUP, INC. PROFIT

SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APTARGROUP, INC.

265 Exchange Drive, Suite 100

Crystal Lake, Illinois 60014

Telephone: (815) 477‑0424

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

Note: All other schedules of additional financial information required by Section 2520.103‑10 of the Department of Labors Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Administrative Committee

AptarGroup, Inc. Profit Sharing and Savings Plan

Crystal Lake, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of AptarGroup, Inc. Profit Sharing and Savings Plan  (the "Plan") as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held At End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s  Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
Crowe LLP

We have served as the Plan’s auditor since 2005.

Oak Brook, Illinois

June 19, 2019

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE

FOR BENEFITS

AT DECEMBER 31, 2018 AND 2017

	2018	2017
Assets:
Investments, at fair value (Note 3)	$192,616,527	$204,455,317

Contributions receivable:
Participant	284,820	226,463
Employer	104,622	100,584

Notes receivable from participants	4,185,681	4,565,608

Other receivables: unsettled trades	—	622,247
Total receivables	4,575,123	5,514,902

Prepaid administrative expense	4,500	—

Total Assets	197,196,150	209,970,219

Liabilities:
Accrued administrative expense	14,479	13,370

Net assets available for benefits	$197,181,671	$209,956,849

The accompanying notes are an integral part of these statements.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2018

Additions to net assets attributed to:

Contributions:

Participant	$11,014,758
Employer	3,422,302
Total contributions	14,437,060

(Loss) Income from investments:

Dividends	12,835,607
Interest	316,700
Net depreciation in fair value of investments	(19,085,890)
Total investment loss	(5,933,583)

Total Additions	8,503,477

Deductions from net assets attributed to:

Benefits paid to participants	21,229,371
Administrative expenses	49,284

Total Deductions	21,278,655

Net decrease in net assets available for benefits for the year	(12,775,178)
Net assets available for benefits, beginning of the year	209,956,849

Net assets available for benefits, end of the year	$197,181,671

The accompanying notes are an integral part of these statements.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 1 - DESCRIPTION OF THE PLAN

General Plan Information

The following description of the AptarGroup, Inc. Profit Sharing and Savings Plan (the “Plan”) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

The Plan, established on April 22, 1993, is a participant-directed defined contribution plan which covers eligible full-time and part-time non-union employees of AptarGroup, Inc. and certain of its subsidiaries (the “Company” or the “Employer”).  The Plan is administered by a committee appointed by the Company, consisting of Company employees.

A participant (“Participant” or “Participants”) is a full-time employee who becomes eligible to participate on the first day of the month following 30 days of service, or a part-time employee who becomes eligible to participate after completion of 1,000 hours of service in a defined twelve-month period.  If an employee has not enrolled in the Plan within 30 days from the eligibility date, the employee will be automatically enrolled, deferring at 3% of eligible compensation, unless the employee elects to not participate in the Plan.  A  Participant can authorize contributions of salary to the Plan of not less than 1 percent and not more than 25 percent of earnings (subject to Internal Revenue Code (“IRC”) limitations).  Contributions can be traditional pre-tax, Roth after-tax, or a combination of the two contribution types.  Each Participant who was age 50 or older by the end of 2018 was also permitted under the IRC and the Plan to contribute an additional $6,000 in catch-up contributions.  Participants’ earnings are generally defined as total compensation for services rendered to the Employer.  Participants may elect to suspend their contributions at any time.  Eligible employees will not share in any Employer contributions for any period in which they voluntarily suspend their contributions or do not participate in the Plan.  Active participation can be elected again at any time.  Participants who contribute less than 6% will have their contribution percentage automatically increased annually on April 1st by 1% until they reach a maximum of 6%.  Participants may opt out of this Plan provision at any time.

Contributions

The amount of Employer contributions is determined annually by the Employer on a discretionary basis.  Such contributions are computed as a matching percentage of each Participant’s contribution within specified limits.  The Company matched 50% of Participant contributions up to the first 6% of eligible compensation deferred, for the year ended December 31, 2018.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Plan Investments

Fidelity Management Trust Company (the “Trustee”) is the trustee for the Plan.  Participants may direct their contributions and the employer matching contribution to any combination of investment options offered by the Plan.

Participant Accounts

A Participant may elect to transfer certain portions of his or her account in the Plan from one fund to another up to twelve times per year subject to certain restrictions between the Government Money Market Fund and Managed Income Portfolio.  Each Participant’s account is credited with contributions and an allocation of plan earnings, and reduced for benefit payments and certain administrative expenses.  Plan earnings are determined and credited to each Participant’s account on a daily basis in accordance with the proportion of a Participant’s account to all accounts.

Vesting

Each Participant is fully vested in his or her contributions and related earnings at all times.  Vesting of the Employer contribution account occurs at the rate of 20 percent per year of service on a cumulative basis for each year of service with a participating Employer.  When a Participant terminates employment for any reason other than retirement after age 65, death or disability, the nonvested amounts of the Employer contributions will be forfeited and used to reduce administrative expenses of the Plan and then used to reduce future contributions of the Employer.  The amount of such forfeitures available to reduce future contributions of the Employer was $67,972 and $49,728 as of December 31, 2018  and 2017, respectively.  When a terminated Participant’s vested balance is $5,000 or less, the Participant is required to take a lump-sum distribution of the benefit.

Nonvested amounts for Participants who terminate employment for any reason other than retirement after age 65, death or disability, will be reinstated if re-employment by the Employer occurs prior to incurring five consecutive one year breaks in service as defined by the Plan agreement.

Payment of Benefits

Participants may elect to receive vested benefits in the form of a lump-sum cash distribution, installment payments (for account portion attributable to Pittway Blue Chip Plan), or a combination of these forms (for account portion attributable to Pittway Blue Chip Plan), or a direct rollover transfer to an eligible retirement plan.  While employed, in the event of hardship, Participants may withdraw a portion of their vested account balances as defined by the Plan.  The Plan allows for in-service withdrawals for Participants that have attained age 59.5.  Upon withdrawal from the Plan, the Participant will receive the amount of his or her contributions plus the vested portion of his or her Employer contributions.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Notes Receivable from Participants

The Plan provides that a Participant may, for specified reasons, borrow from the Plan an amount not to exceed the lesser of 50 percent of the Participant’s vested account balance or $50,000.  Each Participant loan is evidenced by a note and each Participant note carries an interest rate equal to the prime rate plus one percent (loans opened during the year ended December 31, 2018 had interest rates on outstanding notes ranging from 5.5% to 6.25%) charged by the Trustee on the date of the loan. Repayment occurs through payroll withholding over a period not to exceed 60 months or up to 120 months if the loan has been used to purchase the primary residence of the Participant.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Valuation of Investments

The Plan’s investments are stated at fair value.

Contributions

Employer and Participant contributions are invested directly in appropriate funds based upon Participant elections made at the date of enrollment or through authorized changes in elections.

Rollover Contributions

Participant contributions included in the Statement of Changes in Net Assets Available for Benefits in the amount of $1,170,072 were transferred to the Plan as a result of the Participant rollover provision of the Plan during 2018.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes thereto.  Actual amounts could differ from those estimates.

Security Transactions and Investment Income

Purchases and sales of securities, including related gains and losses, are recorded as of the trade date.  Unsettled security investments represent transactions entered into prior to the end of the accounting period for which cash settlement is made in a subsequent period.  Interest income is recorded when earned.  Dividend income is recorded on the ex-dividend date.  In accordance with the policy of stating investments at current value, net appreciation or depreciation is reflected in the Statement of Changes in Net Assets Available for Benefits.  This net appreciation or depreciation consists of realized and unrealized gains and losses.  Realized gains and losses are calculated as the difference between proceeds from a sales transaction and cost determined on an average basis.  Unrealized gains and losses are calculated as the change in the fair value between the beginning of the year (or purchase date if later) and the end of the year.

Trustee and Administrative Expenses

Expenses incurred in the administration of the Plan and Marquette Investment Manager fees are paid by the Plan through plan forfeitures, except for loan service fees, which are paid by the Participants.  Certain other costs of plan administration were paid by the Company.

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  There has been established a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair value of investments apply to investments held directly by the Plan:

Company common stock:  The fair values of AptarGroup, Inc. common stock are determined by obtaining quoted prices from a nationally recognized exchange (Level 1 inputs).

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Money market deposit accounts:  Fair values of money market deposit account balances have been determined based upon their quoted redemption prices and recent transaction prices of $1.00 per share (Level 2 inputs), with no discounts for credit quality or liquidity restrictions.

Stable value funds:  The fair values of participation units in the stable value collective trust is based upon the net asset value of such fund.  Units of participation are redeemable upon receipt of unitholder’s instruction based on the next determined net asset value per unit.  Net asset value per unit is determined each business day.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Investments measured at fair value on a recurring basis are summarized below:

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Common stock	$34,144,686	$—	$—	$34,144,686
Mutual funds	151,262,361	—	—	151,262,361
Money market funds	—	3,610	—	3,610
Total assets in fair value hierarchy	185,407,047	3,610	—	185,410,657
Investments measured at net asset value (a)	—	—	—	7,205,870
Investments at fair value	$185,407,047	$3,610	$—	$192,616,527

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Common stock	$30,113,871	$—	$—	$30,113,871
Mutual funds	167,296,911	—	—	167,296,911
Money market funds	—	2,405	—	2,405
Total assets in fair value hierarchy	197,410,782	2,405	—	197,413,187
Investments measured at net asset value (a)	—	—	—	7,042,130
Investments at fair value	$197,410,782	$2,405	$—	$204,455,317

(a)

In accordance with Subtopic 820‑10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in the above tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

There were no transfers between Level 1 and Level 2 investments during 2018.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company, and certain others.  Party-in-interest transactions included investments in the AptarGroup Stock Fund.  At December 31, 2018 and 2017, the Plan had $34,144,686 and $30,113,871, respectively, invested in Employer Stock through an investment fund managed by the Trustee.  The Plan held 362,971 and 349,025 shares of Employer stock as of December 31, 2018 and 2017, respectively.  Dividends were paid on these shares in the amount of $464,794 during the year ended December 31, 2018.  These transactions also qualify as party-in-interest transactions.

Additionally, certain plan investments are shares of mutual funds or collective trusts managed by the Trustee or an affiliate of the Trustee; therefore, these transactions qualify as party-in-interest.  Notes receivable from participants also reflect party-in-interest transactions.  Fees paid by the participants to the Trustee for loan services and other participant-initiated transactions amounted to $75,546 for the year ended December 31, 2018.  Fees paid by the Plan through plan forfeitures to the Trustee and Marquette Investment Manager for trustee and investment management fees amounted to $40,738 and $18,000, respectively, for the year ended December 31, 2018.  The Plan received a revenue credit from the Plan Trustee of $85,000 for the year ended December 31, 2018 which is deposited into plan forfeitures.  These transactions are not prohibited transactions as defined under the Employee Retirement Income Security Act of 1974 (“ERISA”).

NOTE 5 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 27, 2014 that the Plan is designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and continues to be operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 6 - RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

The Plan allows Participants to invest in the common stock of the Plan Sponsor, AptarGroup, Inc. The Plan’s investment in the common stock of the Plan Sponsor was 17.7% and 14.7% of plan investments as of December 31, 2018 and 2017, respectively.

NOTE 7 - AMENDMENT AND TERMINATION OF PLAN

The Plan may be amended at any time by the Company.  However, no amendment may adversely affect the current rights of the Participants in the Plan with respect to contributions made prior to the date of the amendment.

Although it has not expressed any intent to do so, the Company reserves the right to discontinue Employer contributions or to terminate its participation in the Plan at any time.  In the event of a partial or complete termination of the Plan, all Participants with respect to whom the Plan is being terminated shall be fully vested in their accounts as of the date of the termination of the Plan.

The Plan is subject to the provisions of ERISA applicable to defined contribution plans.  Since the Plan provides for an individual account for each Participant and for benefits based solely on the amount contributed to the Participant’s account and any income, expenses, gains and losses attributed thereto, its benefits are not insured by the Pension Benefit Guaranty Corporation pursuant to Title IV of ERISA.

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE 8 - SUBSEQUENT EVENT

Effective April 1, 2019, employees of the following affiliates of AptarGroup, Inc. became eligible to participate in the Plan: Capital Cups, Inc., Capital Plastics Products LLC, CSP Technologies, Inc., CSP Technologies North America LLC, CV Partners, Maxwell Chase Technologies LLC and Total Innovative Packaging Inc. Employees of Capital Cups, Inc., Capital Plastics Products LLC, CSP Technologies, Inc., CSP Technologies North America LLC previously participated in the CSP Technologies 401(k) Plan.  On May 1, 2019, approximately $16.4 million from the CSP Technologies 401(k) Plan was merged with and into the Plan.  The participant account balances from the CSP Technologies 401(k) Plan were merged into the existing participant accounts under the Plan, creating one account under the Plan for each participant.

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i

APTARGROUP, INC.

PROFIT SHARING AND SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2018

Name of plan sponsor:	AptarGroup, Inc.
Employer identification number:	363853103
Three-digit plan number:	002

			Description
	Issuer	Identity of Issue	of Investment	Cost**	Fair Value
Common Stock
*	AptarGroup, Inc.	Common Stock Fund	Common Stock		$34,144,686

Mutual Funds
*	Fidelity Investments	Government Money
		Market Fund	Money Market Mutual Fund		11,611,342
	BAMCO, Inc.	Baron Asset Fund	Mutual Fund		5,876,346
*	Fidelity Investments	Diversified International
		K Fund	Mutual Fund		8,821,132
	Allianz Global	NFJ Dividend Value Fund
	Investors	R6 Class	Mutual Fund		13,931,655
*	Fidelity Investments	Stock Selector
		Small Cap Fund	Mutual Fund		5,230,580
	Baird Funds	Aggregate Bond Fund
		Institutional Class	Mutual Fund		8,577,821
	Third Avenue
	Management LLC	Real Estate Value Fund	Mutual Fund		770,882
*	Fidelity Investments	Fidelity Contrafund K	Mutual Fund		30,468,554
	Vanguard Group	Vanguard 500 Index Fund
		Admiral Class	Mutual Fund		9,671,483
*	Fidelity Investments	Freedom Income Fund K	Mutual Fund		698,827
*	Fidelity Investments	Freedom 2005 Fund K	Mutual Fund		77,197
*	Fidelity Investments	Freedom 2010 Fund K	Mutual Fund		523,085
*	Fidelity Investments	Freedom 2015 Fund K	Mutual Fund		2,089,458
*	Fidelity Investments	Freedom 2020 Fund K	Mutual Fund		6,879,315
*	Fidelity Investments	Freedom 2025 Fund K	Mutual Fund		9,880,600
*	Fidelity Investments	Freedom 2030 Fund K	Mutual Fund		10,556,033
*	Fidelity Investments	Freedom 2035 Fund K	Mutual Fund		7,944,725
*	Fidelity Investments	Freedom 2040 Fund K	Mutual Fund		5,895,826
*	Fidelity Investments	Freedom 2045 Fund K	Mutual Fund		4,714,344
*	Fidelity Investments	Freedom 2050 Fund K	Mutual Fund		5,114,626
*	Fidelity Investments	Freedom 2055 Fund K	Mutual Fund		1,442,340
*	Fidelity Investments	Freedom 2060 Fund K	Mutual Fund		486,190

Money Market Funds
*	Fidelity Investments	Cash Reserves Fund	Money Market Fund		3,610

Stable Value Funds
*	Fidelity Management	Managed Income
	Trust Company	Portfolio	Collective Trust Fund		7,205,870

Participant Loans
*	Plan Participants	Participant Loans – Range of interest rates 4.25‑6.25%			4,185,681
					$196,802,208

*Party-in-interest

**Investments are participant-directed. Cost is not required to be presented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, AptarGroup, Inc., as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AptarGroup, Inc. Profit Sharing and Savings Plan

By:	AptarGroup, Inc., as Plan Administrator

By:	/s/ Matt Wolter
Matt Wolter
Senior Manager, Employee Benefits and HRIS

June 19, 2019

INDEX OF EXHIBITS

Exhibit Number	Description
23.1*	Consent of Independent Registered Public Accounting Firm.

* Filed herewith.